                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
   PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 2)

                            GOLDEN STATE BANCORP INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
  -----------------------------------------------------------------------------
                         (Title of Class and Securities)


                                   381197 10 2
  -----------------------------------------------------------------------------
                                 (CUSIP Number)


                                 GERALD J. FORD
                            HUNTER'S GLEN/FORD, LTD.
                         200 CRESCENT COURT, SUITE 1350
                               DALLAS, TEXAS 75201
                                 (214) 871-5131
  -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                AUGUST 21, 2000
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ]

     Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 CUSIP No. 381197 10 2

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              FORD DIAMOND CORPORATION
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (a) (X)
                                   (b) ( )
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

              00 AS TO 17,740,363 SHARES
              BK AS TO 903,000 SHARES
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                 ( )

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF            - 0 -
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
    OWNED              18,643,363
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON              - 0 -
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                       18,643,363
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,643,363
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
    SHARES             ( )

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                       13.94%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                       CO
--------------------------------------------------------------------------------

 CUSIP No. 381197 10 2

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              HUNTER'S GLEN/FORD, LTD.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                              (a) (X)
                              (b) ( )
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

              00 AS TO 17,740,363 SHARES
              BK AS TO 903,000 SHARES
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                     ( )

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              TEXAS
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER
  NUMBER OF            - 0 -
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY             18,643,363
    EACH      ------------------------------------------------------------------
  REPORTING   9.  SOLE DISPOSITIVE POWER
   PERSON              - 0 -
    WITH      ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER
                       18,643,363
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,643,363
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
    SHARES              ( )
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          13.94%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

CUSIP No. 381197 10 2

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              GERALD J. FORD
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                         (a) (X)
                         (b) ( )
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

              00 AS TO 17,857,483 SHARES
              BK AS TO 903,000 SHARES
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                  ( )

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
 NUMBER OF              117,120
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8.  SHARED VOTING POWER
  OWNED BY              18,643,363
    EACH        ----------------------------------------------------------------
 REPORTING      9.  SOLE DISPOSITIVE POWER
   PERSON               117,120
    WITH        ----------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                        18,643,363
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,760,483
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
    SHARES                       ( )

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             14.02%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

INTRODUCTION

     This Amendment No. 2 to the Statement on Schedule 13D amends the Statement on Schedule 13D dated December 17, 1999, as amended by Amendment No. 1 dated May 30, 2000 (as so amended, the "Schedule 13D") filed by (a) Gerald J. Ford, (b) Ford Diamond Corporation, a Texas corporation ("FDC") and (c) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The following is added to the response to Item 3:

     Hunter's Glen financed its exercise of 903,000 Standby Warrants, each of which was immediately exercisable for one share of Common Stock and one Litigation Tracking Warrant, with a $10,836,000 loan (the "Loan") under a $50 million revolving credit facility with Bank of America, N.A. The amounts loaned under the credit facility bear interest, at the option of Hunter's Glen, at the London interbank offered rate (the "LIBOR-based rate") plus 2% per annum, for an interest period selected by Hunter's Glen. The Loan must be repaid at the end of the relevant interest period, unless extended by Hunter's Glen for an additional period or periods ending not later than the maturity date of the credit facility on March 6, 2001. Amounts loaned under this credit facility are secured by a pledge of 10,600,000 shares of Common Stock of the Company.

ITEM 4. PURPOSE OF TRANSACTION.

     The following is added to the response to Item 4:

     This Statement is being filed to reflect percentage changes in beneficial ownership and voting power of the Reporting Persons that have occurred as a result of issuances of approximately 10,700,000 shares of Common Stock by the Company in connection with the exercise of the Standby Warrants which expired on August 20, 2000. Hunter's Glen owned 903,000 of the Standby Warrants and exercised the same on July 26, 2000. The changes in beneficial ownership and voting power, reported in this Statement relate to the exercise of the Standby Warrants and are not the result of any expenditure of funds by the Reporting Persons, with the exception of the amounts paid by Hunter's Glen to exercise its 903,000 Standby Warrants.

     The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire additional shares of Common Stock, dispose of shares of Common Stock or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The following is added to the response to Item 5:

     (a) - (b) As of August 22, 2000 based upon information provided by the Company, there were 133,772,946 outstanding shares of Common Stock. Mr. Ford may be deemed to beneficially own 18,760,483 shares of Common Stock representing 13.94% of the Common Stock deemed outstanding. Of these 18,760,483 shares, Mr. Ford shares beneficial ownership of 18,643,363 shares of Common Stock, representing 14.02% of the Common Stock deemed outstanding, with FDC and Hunter's Glen.

     (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions with respect to Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on
Schedule I hereto during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 3, 10,600,000 shares of Common Stock owned by Hunter's Glen have been pledged to Bank of America, N.A. to secure the repayment by Hunter's Glen of amounts borrowed from Bank of America, N.A. If Hunter's Glen were to default on its obligations under the documents relating to such loan, Bank of America, N.A. could foreclose upon its security interest in such shares and cause a transfer of such shares to it in foreclosure, or to another party in a foreclosure sale.

     No other contracts, arrangements, understandings or similar relationships exist with respect to the shares of Common Stock of the Company between the reporting persons and any person or entity.



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 23, 2000


                                             FORD DIAMOND CORPORATION

                                             By: /s/ Nancy Foederer
                                                -----------------------------
                                                Name: Nancy Foederer
                                                Title: Vice President



                                             HUNTER'S GLEN/FORD, LTD.

                                             By: Ford Diamond Corporation,
                                                 General Partner

                                             By: /s/ Nancy Foederer
                                                 -----------------------------
                                                 Name: Nancy Foederer
                                                 Title: Vice President



                                             GERALD J. FORD

                                             By: /s/ Gerald J. Ford
                                                 ---------------------------
                                                 Name: Gerald J. Ford

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

                            Ford Diamond Corporation

     Set forth below is each director and executive officer of Ford Diamond Corporation. The principal address of Ford Diamond Corporation and, unless otherwise indicated below, the current business address for each individual listed below is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Each such person is a citizen of the United States.




Name and Address      Position Held with FDC               Present Principal Occupation or Employment
----------------      ----------------------               ------------------------------------------
Gerald J. Ford        President and Sole Director          Chairman & Chief Executive Officer, Golden State
                                                             Bancorp Inc. and California Federal Bank
Nancy J. Foederer     Vice President and Treasurer         Vice President & Treasurer, Diamond A-Ford Cor-
                                                             poration
Charles W. Brown      Secretary and Assistant Treasurer    Secretary, Diamond A-Ford Corporation
Shirley Booth         Assistant Secretary                  Executive Assistant, California Federal Bank
Robert C. Taylor      Assistant Secretary                  Attorney, Taylor Lohmeyer Corrigan, PC
                                                             2911 Turtle Creek Blvd., Suite 1010 Dallas, Texas 75219

